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                       SECURITIES AND EXCHANGE COMMISSION



                              Washington, DC 20549





                                    FORM F-X





                        APPOINTMENT OF AGENT FOR SERVICE

                           OF PROCESS AND UNDERTAKING





                            KINROSS GOLD CORPORATION




                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2




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A.      Name of issuer or person filing ("Filer"): Kinross Gold Corporation

B.      This is [check one]

        [X] an original filing for the Filer

        [ ] an amended filing for the Filer

C.      Identify the filing in conjunction with which this Form is being filed:

        Name of Registrant:             Kinross Gold Corporation

        Form Type:                      F-10

        File Number (if known):         333-102660

        Filed by:                       Kinross Gold Corporation

        Date Filed (if filed
        concurrently, so indicate):     January 22, 2003 (filed concurrently)


D. The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at:

        52nd Floor, Scotia Plaza, 40 King Street West
        Toronto, Ontario M5H 3Y2
        (416) 869-5300

E. The Filer designates and appoints Parr, Waddoups, Brown, Gee & Loveless ("Agent") located at:

        185 South State Street, Suite 1300
        Salt Lake City, Utah 84111
        (801) 532-7840

        as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

        (a) any investigation or administrative proceeding conducted by the Commission; and

        (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on the Form F-10 filed concurrently herewith, or any purchases or sales







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                of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer: stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

        The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.






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        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 22nd day of January, 2003.

Filer: Kinross Gold Corporation         By:  /s/ Shelley Riley
                                            -----------------------------------
                                        Name: Shelley Riley
                                        Title: Corporate Secretary






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        This statement has been signed by the following persons in the capacities and on the dates indicated.

                                        Agent: Parr, Waddoups, Brown, Gee &
                                               Loveless

                                        By:  /s/ Scott W. Loveless
                                            -----------------------------------
                                        Name: Scott W. Loveless
                                        Title: Vice President